Rule 253(g)(2)

SUPPLEMENT TO THE OFFERING CIRCULAR

Dated October 5, 2016

PURSUANT TO REGULATION A
OF THE SECURITIES ACT OF 1933

XREAL, INC.

604 Arizona Avenue

Santa Monica, California 90401

(310) 963-1789

www.fortressfury.com

$3,000,000

600,000 Shares of Common Stock at $5.00 per Share

Minimum Investment: 100 Shares ($500)

FORM 1-A: TIER 2

FOR SOPHISTICATED INVESTORS ONLY

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

	Price to public	Underwriting discount and commissions (1)	Proceeds to Company (2)	Proceeds to other persons

Per share	$5.00	(1)	$5.00	$0

Total (3):	$3,000,000	(1)	$3,000,000	$0

1

This offering will terminate on March 20, 2017, unless extended by us for up to an additional 180 days or terminated sooner by us in our discretion regardless of the amount of capital raised (the "Sales Termination Date"). There is no minimum capitalization required of us and therefore no contingent subscription escrow will be established for subscription funds. Subscription funds may be transferred by our instruction directly from the administrative escrow account into our operating account for use as described in this Offering Circular. No investor funds will be returned to any subscriber if an insufficient amount of capital is raised from this offering to enable the Company to implement its business plan.

___________

(1)

The shares will be offered on a "best-efforts" basis. We have entered into a posting agreement with StartEngine CrowdFunding, Inc. to post our offering materials on its website, www.startengine.com, from which the Company will conduct this offering. The Company has agreed to pay fees and issue warrants to purchase its common stock to StartEngine CrowdFunding, Inc. as compensation for its posting services. As of the date of this Offering Circular, no selling agreements had been entered into by us with any broker-dealer firms. We expect to enter into a service agreement with Fund America Technologies, LLC to provide administrative services for the offering. Subscription escrow account services will be provided by Provident Trust Group, LLC (“Escrow Agent”). While currently we intend to make the offering exclusively through the StartEngine portal, in the future we may change this policy and also offer the shares through our officers, directors and employees, and possibly through broker-dealers who are registered with the Financial Industry Regulatory Authority (“FINRA”), or through other marketing platforms. Selling commissions may be paid to other broker-dealers, if any, who are members of FINRA with respect to sales of shares made by them. Compensation may be paid to consultants in connection with the offering of shares. No selling commissions will be paid to any officers, directors or employees of the Company for their assistance with this offering. We may also pay incentive compensation to registered broker-dealers in the form of common stock or warrants in us. We will indemnify participating broker-dealers and service providers with respect to disclosures made in the Offering Circular.

(2)

The amounts shown are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, finders fees, selling and other costs incurred in the offering of the shares. The costs of the offering also include the costs of blue sky compliance, hosting fees to be paid to StartEngine Crowdfunding, Inc. and fees which the Company anticipates paying to FundAmerica Technologies, LLC and the Escrow Agent for administrative and escrow services to be provided for the offering. See "USE OF PROCEEDS" and "PLAN OF DISTRIBUTION."

(3)

The shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment from a limited number of subscribers. "TERMS OF THE OFFERING."

THIS OFFERING CIRCULAR IS NOT KNOWN TO CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT, NOR TO OMIT MATERIAL FACTS WHICH IF OMITTED, WOULD MAKE THE STATEMENTS HEREIN MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN. HOWEVER, THIS IS A SUMMARY ONLY AND DOES NOT PURPORT TO BE COMPLETE. ACCORDINGLY, REFERENCE SHOULD BE MADE TO THE CERTIFICATION OF RIGHTS, PREFERENCES AND PRIVILEGES AND OTHER DOCUMENTS REFERRED TO HEREIN, COPIES OF WHICH ARE ATTACHED HERETO OR WILL BE SUPPLIED UPON REQUEST, FOR THE EXACT TERMS OF SUCH AGREEMENTS AND DOCUMENTS.

_____________________________________

THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

_____________________________________

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT HIS OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING HIS INVESTMENT.

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JURISDICTIONAL (NASAA) LEGENDS

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED "BLUE SKY" LAWS).

USE OF PROCEEDS

The maximum gross proceeds from the sale of the shares of our common stock are $3,000,000. The net proceeds from the offering are expected to be approximately $2,600,000, after the payment of offering costs including printing, mailing, legal and accounting costs, the fees and expense reimbursements for StartEngine CrowdFunding, Inc., our hosting portal, and for FundAmerica Technologies, LLC and the Escrow Agent for escrow and administrative technology services, as well as potential selling commissions and consulting fees that may be incurred. Offering costs include a $20 per investor fee payable to StartEngine for hosting the offering on its portal, payable by the Company whether or not the offering is completed or cancelled. Assuming we have 2,000 investors in this offering, we will pay StartEngine $40,000 in fees which are included in the estimated offering costs. Offering costs also include reimbursement of $72,500 of advances made by StartEngine to the Company for pre-offering marketing and legal costs incurred by us. The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ from those expected by management. For example, we may not incur any selling commissions even though we have reserved for them. Excess reserves for offering costs will likely be allocated to working capital. The net proceeds from the placement of the shares will be used to provide capital for us to publish our online games, including the second version of the Game.

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The following table summarizes how we anticipate using the net proceeds of this offering, depending upon whether we sell 100%, 75%, 50%, or 25% of the shares being offered in this offering:

Percentage of Offering Shares Sold	100%	75%	50%	25%

Design Improvement & Sequels (1)	$1,000,000	$750,000	$500,000	$250,000

Design of New Game (2)	$300,000	$200,000	$100,000	$75,000

Social Media Advertising & Marketing (3)	$1,000,000	$750,000	$500,000	$225,000

Working Capital (4)	$200,000	$150,000	$100,000	$0

Legal Compliance Costs (5)	$100,000	$100,000	$100,000	$100,000

Total	$2,600,000	$1,950,000	$1,300,000	$650,000

________________

(1)

These funds will primarily be paid to independent outside developers and software programmers for work on the Game. We have entered into a royalty agreement with the outside designer of the Game whereby the designer owns the intellectual property (source code) and exclusively licenses it back to us in perpetuity for the Game, which we own. We pay that Game designer a royalty from net revenue.

(2)	These funds will primarily be used to pay acquisition, development and programming costs for new games that may be produced by the Company.

(3)

These funds will be paid for public relations services from outside professional public relations firms, independent consultants and our employees, to market and promote the Company's games. Our chief creative officer will lead this campaign and may be paid compensation for his service, expertise and leadership of it.

(4)

Working capital requirements will vary depending on the rate of growth that we experience. We anticipate that our allocation of net proceeds for general working capital to be approximately $200,000 throughout 2016 and 2017, subject to the availability of funds.

(5)	This category includes attorneys, accountants, annual filing fees, and exchange related fees. They are anticipated to be approximately $50,000 in 2016 and $50,000 in 2017.

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TERMS OF THE OFFERING

Securities Offered

We are offering shares of common stock for a purchase price of $5.00 per share with a minimum purchase requirement of 100 shares ($500). The maximum offering is $3,000,000. We will have the unrestricted right to reject tendered subscriptions for any reason and to accept less than the minimum investment from a limited number of subscribers. In the event the shares available for sale are oversubscribed, they will be sold to those investors subscribing first, provided they satisfy the applicable investor suitability standards.

The purchase price for the shares will be payable in full upon subscription. Subscription funds which are accepted will be deposited into our subscription escrow account to be maintained by the Escrow Agent, with whom we plan to enter into a service agreement in the near future. We have no required minimum offering amount for this offering and therefore we may instruct our Escrow Agent to release funds held on deposit to our operating account at any time.

Subscription Period

The offering of shares will terminate on March 20, 2017, unless we extend the offering for up to an additional 180 days, or terminate the offering sooner in our sole discretion regardless of the amount of capital raised (the "Sales Termination Date"). The Sales Termination Date may occur prior to March 20, 2017 if subscriptions for the maximum number of shares have been received and accepted by us before such date. Subscriptions for shares must be received and accepted by us on or before such date to qualify the subscriber for participation in XReal.

Subscription Procedures

We plan to engage Provident Trust Group, LLC, as Escrow Agent, and if so, completed and signed subscription documents and subscription checks should be sent to Provident Trust Group, LLC at the following address: 8880 West Sunset Road, Suite 250, Las Vegas, Nevada 89148, Attention: XReal Escrow Account. In such case, subscription checks should be made payable to Provident Trust Group, LLC as Agent for XReal, Inc. Escrow Account. If a subscription is rejected, all funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by us of a subscription, a confirmation of such acceptance will be sent to the subscriber.

Investor Suitability Standards

Shares will be sold only to a person if the aggregate purchase price paid by such person is no more than 10% of the greater of such person's annual income or net worth, not including the value of his primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. See the Purchaser Qualification Questionnaire in the Subscription Documents in Exhibit A to this Offering Circular. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of shares. Investor suitability standards in certain states may be higher than those described in this Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons.

Each investor must represent in writing that he/she meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she is purchasing the shares for his/her own account and (ii) he/she has such knowledge and experience in financial and business matters that he/she is capable of evaluating without outside assistance the merits and risks of investing in the shares, or he/she and his/her purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the shares. Broker-dealers and other persons participating in the offering must make a reasonable inquiry in order to verify an investor's suitability for an investment in us. Transferees of shares will be required to meet the above suitability standards.

5

Interim Investments

Company funds not needed on an immediate basis to fund our operations may be invested in government securities, money market accounts, deposits or certificates of deposit in commercial banks or savings and loan associations, bank repurchase agreements, funds backed by government securities, short-term commercial paper, or in other similar interim investments.

Transfer Agent and Registrar

Our transfer agent and register for the shares is expected to be FundAmerica Stock Transfer, LLC, 2300 West Sahara Avenue, Suite 803, Las Vegas, Nevada 89102.

PLAN OF DISTRIBUTION

General

The shares are being offered by us on a best-efforts basis by our officers, directors and employees initially through the portal www.startengine.co owned and managed by StartEngine CrowdFunding, Inc. We also plan to engage FundAmerica Technologies, LLC for administrative and technology services. Subscriptions will generally be made electronically by prospective investors on www.startengine.com into the escrow account maintained by the Escrow Agent. For those subscriptions that are rejected, funds will promptly be credited back to the subscriber from the escrow account.

We have not entered into selling agreements with any broker-dealers to date. In the future, we may change this policy and also offer shares through registered broker-dealers who are members of the Financial Industry Regulatory Authority (“FINRA”). We may pay selling commissions to participating broker-dealers who are members of FINRA for shares sold by them, equal to a percentage of the purchase price of the shares. We may pay finders fees to persons who are registered with FINRA and who refer investors to us. Finders fees and brokerage commissions may be paid in cash, common stock and/or warrants. We may also issue shares and grant stock options or warrants to purchase our common stock to broker-dealers for sales of shares attributable to them, and to finders, and reimburse them for due diligence and marketing costs on an accountable or nonaccountable basis. Participating broker-dealers, if any, and others may be indemnified by us with respect to this offering and the disclosures made in this Offering Circular.

6

Proposed Administrative Agreement

We plan to engage FundAmerica Technologies, LLC to perform the following administrative functions in connection with this offering:

1.	Accept investor data from the Company, generally via the FundAmerica Technologies software system, but also via other means as may be established by mutual agreement;

2.

Review and process information from potential investors, including but not limited to running reasonable background checks for anti-money laundering (“AML”), IRS tax fraud identification and USA PATRIOT Act purposes, and gather and review responses to customer identification information;

3.	Review subscription agreements received from prospective investors to confirm they are complete;

4.	Advise the Company as to permitted investment limits for investors pursuant to Regulation A+, Tier 2;

5.	Contact the Company and/or the Company’s agents, if needed, to gather additional information or clarification from prospective investors;

6.	Provide the Company with prompt notice about inconsistent, incorrect or otherwise flagged (e.g. for underage or AML reasons) subscriptions;

7.	Provide investors with email confirmations relating to the offering and their participation in it;

8.

Transmit data to the Company’s transfer agent in the form of book-entry data for maintaining the Company’s responsibilities for managing investors (investor relationship management, aka “IRM”) and record keeping;

9.	Keep investor details and data confidential and not disclose to any third party except as required by regulators, by law or in our performance under the agreement (e.g. as needed for AML); and

Assuming we engage FundAmerica Technologies, LLC, as compensation for its services, we have agreed to pay it   $45 for each bad actor check (per entity, including issuer and each associated person), $10 for each check processed, up to $15 per domestic wire transfer ($15 plus .0025% per outgoing wire by the issuer), and up to $35 per international wire, $500 per month for API license, a technology fee of $7.50 per transaction, $5.00 per investor as an accounting fee, $2.00 for each domestic AML review, and between $5.00 and $60 for each international AML review depending on domicile.  FundAmerica Stock Transfer LLC may serve as our transfer agent to maintain stockholder information on a book-entry basis. The fee for this service is $25 per month plus additional fees for secondary market activity.

FundAmerica Technologies, LLC is not participating as an underwriter and under no circumstance will it solicit any investment in the Company, recommend the Company's securities or provide investment advice to any prospective investor, or make securities recommendations to investors. FundAmerica Technologies, LLC is not distributing any securities offering circulars or making any oral representations concerning the securities offering circular or the securities offering. Based upon the limited role of FundAmerica Technologies, LLC in this offering, it has not and would not conduct extensive due diligence of this securities offering and no investor should rely on FundAmerica Technologies, LLC's involvement in this offering as any basis for a belief that it has done due diligence. FundAmerica Technologies, LLC does not expressly or impliedly affirm the completeness or accuracy of the Offering Circular presented to investors by the issuer in this offering. All inquiries regarding this offering should be made directly to the Company.

Escrow Services

We intend to engage Provident Trust Group, LLC to serve as Escrow Agent for the offering. Pursuant to the Escrow Services Agreement to be made, we expect to pay the Escrow Agent the following fees for services: (i) $500 master fund deposit account set-up fee, (ii) $25 per month escrow account fee for the duration of the offering, (iii) fifteen basis points (.15%) cash management and escrow servicing fee on total amount of funds remitted from the escrow account, and (iv) $100 per hour for any additional administrative services requested by the Company. The escrow account will be established at a bank organized under the laws of the United States, currently expected to be Citizens Business Bank in Ontario, California.

7

SUBSCRIPTION DOCUMENTS

XREAL, INC.

a Delaware Corporation

600,000 Shares at $5.00 Per Share

Minimum Investment: 100 Shares ($500)

FOR SOPHISTICATED INVESTORS ONLY

INSTRUCTIONS FOR SUBSCRIPTION

To Subscribe

1.	Subscription Agreement

Please execute the signature page and return with the Investor Questionnaire

2.	Investor Questionnaire

Please complete and return with your executed Subscription Agreement.

3.	Please make check payable to: Provident Trust Group, LLC as Agent for XReal, Inc. Escrow Account

4.	Please mail subscription documents and checks to:

Provident Trust Group, LLC as Agent for XReal, Inc. Escrow Account

8880 West Sunset Road, Suite 250

Las Vegas, Nevada 89148

Reference XReal, Inc.

8

SUBSCRIPTION AGREEMENT

Name of Investor:
(Print)

Howard Marks, President

XReal, Inc.

c/o Provident Trust Group, LLC

8880 West Sunset Road, Suite 250

Las Vegas, Nevada 89148

Reference XReal, Inc.

Re:	XREAL, INC. – 600,000 Shares of Common Stock (the "Shares")

Gentlemen:

1. Subscription. The undersigned hereby tenders this subscription and applies to purchase the number of Shares in XReal , Inc., a Delaware corporation (the "Company") indicated below, pursuant to the terms of this Subscription Agreement. The purchase price of each Share is Five Dollars ($5.00), payable in cash in full upon subscription. The undersigned further sets forth statements upon which you may rely to determine the suitability of the undersigned to purchase the Shares. The undersigned understands that the Shares are being offered pursuant to the Offering Circular, dated October 5, 2016 and its exhibits (the "Offering Circular"). In connection with this subscription, the undersigned represents and warrants that the personal, business and financial information contained in the Investor Questionnaire is complete and accurate, and presents a true statement of the undersigned's financial condition.

2. Representations and Understandings. The undersigned hereby makes the following representations, warranties and agreements and confirms the following understandings:

(i) The undersigned has received a copy of the Offering Circular, has reviewed it carefully, and has had an opportunity to question representatives of the Company and obtain such additional information concerning the Company as the undersigned requested.

(ii) The undersigned has sufficient experience in financial and business matters to be capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto; or the undersigned has utilized the services of a purchaser representative and together they have sufficient experience in financial and business matters that they are capable of utilizing such information to evaluate the merits and risks of the undersigned's investment, and to make an informed decision relating thereto.

(iii) The undersigned has evaluated the risks of this investment in the Company, including those risks particularly described in the Offering Circular, and has determined that the investment is suitable for him. The undersigned has adequate financial resources for an investment of this character, and at this time he could bear a complete loss of his investment without a change of lifestyle. The undersigned understands that any projections which may be made in the Offering Circular are mere estimates and may not reflect the actual results of the Company's operations.

(iv) The undersigned understands that the Shares are not being registered under the Securities Act of 1933, as amended (the "1933 Act") on the ground that the issuance thereof is exempt under Regulation A of Section 3(b) of the 1933 Act, and that reliance on such exemption is predicated in part on the truth and accuracy of the undersigned's representations and warranties, and those of the other purchasers of Shares.

(v) The undersigned understands that the Shares are not being registered under the securities laws of certain states on the basis that the issuance thereof is exempt as an offer and sale not involving a registerable public offering in such state, since the Shares are "covered securities" under the National Securities Market Improvement Act of 1996. The undersigned understands that reliance on such exemptions is predicated in part on the truth and accuracy of the undersigned's representations and warranties and those of other purchasers of Shares. The undersigned covenants not to sell, transfer or otherwise dispose of a Share unless such Share has been registered under the applicable state securities laws, or an exemption from registration is available.

9

(vi) The amount of this investment by the undersigned does not exceed 10% of the greater of the undersigned's net worth, not including the value of his/her primary residence, or his/her annual income in the prior full calendar year, as calculated in accordance with Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended, or the undersigned is an "accredited investor," as that term is defined in Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended (see the attached Purchaser Questionnaire), or is the beneficiary of a fiduciary account, or, if the fiduciary of the account or other party is the donor of funds used by the fiduciary account to make this investment, then such donor, who meets the requirements of net worth, annual income or criteria for being an "accredited investor."

(vii) The undersigned has no need for any liquidity in his investment and is able to bear the economic risk of his investment for an indefinite period of time. The undersigned has been advised and is aware that: (a) there is no public market for the Shares and a public market for the Shares may not develop; (b) it may not be possible to liquidate the investment readily; and (c) the Shares have not been registered under the 1933 Act and applicable state law and an exemption from registration for resale may not be available.

(viii) All contacts and contracts between the undersigned and the Company regarding the offer and sale to him of Shares have been made within the state indicated below his signature on the signature page of this Subscription Agreement and the undersigned is a resident of such state.

(ix) The undersigned has relied solely upon the Offering Circular and independent investigations made by him or his purchaser representative with respect to the Shares subscribed for herein, and no oral or written representations beyond the Offering Circular have been made to the undersigned or relied upon by the undersigned.

(x) The undersigned agrees not to transfer or assign this subscription or any interest therein.

(xi) The undersigned hereby acknowledges and agrees that, except as may be specifically provided herein, the undersigned is not entitled to withdraw, terminate or revoke this subscription.

(xii) If the undersigned is a partnership, corporation or trust, it has been duly formed, is validly existing, has full power and authority to make this investment, and has not been formed for the specific purpose of investing in the Shares. This Subscription Agreement and all other documents executed in connection with this subscription for Shares are valid, binding and enforceable agreements of the undersigned.

(xiii) The undersigned meets any additional suitability standards and/or financial requirements which may be required in the jurisdiction in which he resides, or in purchasing in a fiduciary capacity for a person or account meeting such suitability standards and/or financial requirements, and is not a minor.

(xiv) Issuer-Directed Offering; No Underwriter. The undersigned acknowledges and agrees that FundAmerica Technologies, LLC has been engaged to provide certain technology, transaction and facilitation services. FundAmerica Technologies, LLC is not participating as an underwriter or placement agent. The undersigned acknowledges that FundAmerica Technologies, LLC has neither solicited your investment in the Company, recommended the Shares, or provided any advice, including investment advice, nor is FundAmerica Technologies, LLC distributing the Offering Circular or making any oral representations concerning the offering. FundAmerica Technologies, LLC has not and will not conduct extensive due diligence of this offering and the undersigned should not rely on FundAmerica Technologies, LLC’s involvement in this offering as any basis for a belief that it has done extensive due diligence.

10

3. Indemnification. The undersigned hereby agrees to indemnify and hold harmless the Company and all of its affiliates, attorneys, accountants, employees, officers, directors, Shareholders and agents from any liability, claims, costs, damages, losses or expenses incurred or sustained by them as a result of the undersigned's representations and warranties herein or in the Purchaser Questionnaire being untrue or inaccurate, or because of a breach of this agreement by the undersigned. The undersigned hereby further agrees that the provisions of Section 3 of this Subscription Agreement will survive the sale, transfer or any attempted sale or transfer of all or any portion of the Shares. The undersigned hereby grants to the Company the right to set-off against any amounts payable by the Company to the undersigned, for whatever reason, of any and all damages, costs and expenses (including, but not limited to, reasonable attorney's fees) which are incurred by the Company or any of its affiliates as a result of matters for which the Company is indemnified pursuant to Section 3 of this Subscription Agreement.

4. Taxpayer Identification Number/Backup Withholding Certification. Unless a subscriber indicates to the contrary on the Subscription Agreement, he will certify that his taxpayer identification number is correct and, if not a corporation, IRA, Keogh, or Qualified Trust (as to which there would be no withholding), he is not subject to backup withholding on interest or dividends. If the subscriber does not provide a taxpayer identification number certified to be correct or does not make the certification that the subscriber is not subject to backup withholding, then the subscriber may be subject to twenty-eight percent (28%) withholding on interest or dividends paid to the holder of the Shares.

5. Governing Law. This Subscription Agreement will be governed by and construed in accordance with the laws of the State of Delaware. The venue for any legal action under this Agreement will be in the proper forum in the County of Kent, State of Delaware.

6. Acknowledgement of Risks Factors. The undersigned has carefully reviewed and thoroughly understands the risks associated with an investment in the Shares as described in the Offering Circular. The undersigned acknowledges that this investment entails significant risks.

The undersigned has (have) executed this Subscription Agreement on this ___ day of ____ , 20__, at _____.

SUBSCRIBER (1)	SUBSCRIBER (2)

Signature	Signature

(Print Name of Subscriber)	(Print Name of Subscriber)

(Street Address)	(Street Address)

(City, State and Zip Code)	(City, State and Zip Code)

(Social Security or Tax Identification Number)	(Social Security or Tax Identification Number)

Number of Shares ____________

Dollar Amount of Shares (At $5.00 per Share) ____________________________

PLEASE MAKE CHECKS PAYABLE TO: Provident Trust Group , LLC as Agent for XReal, Inc. Escrow Account

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MANNER IN WHICH TITLE IS TO BE HELD:

☐	Community Property*	☐	Individual Property

☐	Joint Tenancy With Right of s_ Separate Property Survivorship*	☐	Separate Property

☐	Corporate or Fund Owners **	☐	Tenants-in-Common*

☐	Pension or Profit Sharing Plan	☐	Tenants-in-Entirety*

☐	Trust or Fiduciary Capacity (trust documents must accompany this form)	☐	Keogh Plan

☐	Fiduciary for a Minor	☐	Individual Retirement Account

	* Signature of all parties required	☐	Other (Please indicate)
** In the case of a Fund, state names of all partners.

SUBSCRIPTION ACCEPTED:

XREAL, INC.

By:
	Howard Marks	DATE
President

12

XREAL, INC.

INVESTOR QUESTIONNAIRE

Howard Marks, President

XReal, Inc.

c/o Provident Trust Group, LLC

8880 West Sunset Road, Suite 250

Las Vegas, Nevada 89148

Reference XReal, Inc.

Re:	XREAL, INC.

Gentlemen:

The following information is furnished to you in order for you to determine whether the undersigned is qualified to purchase shares of common stock (the "Shares") in the above referenced Company pursuant to Section 3(b) of the Securities Act of 1933, as amended (the "Act"), Regulation A promulgated thereunder, and appropriate provisions of applicable state securities laws. I understand that you will rely upon the following information for purposes of such determination, and that the Shares will not be registered under the Act in reliance upon the exemption from registration provided by Section 3(b) of the Act, Regulation A, and appropriate provisions of applicable state securities laws.

ALL INFORMATION CONTAINED IN THIS QUESTIONNAIRE WILL BE TREATED CONFIDENTIALLY. However, I agree that you may present this questionnaire to such parties as you deem appropriate if called upon to establish that the proposed offer and sale of the Shares is exempt from registration under the Act or meets the requirements of applicable state securities laws.

I hereby provide you with the following representations and information:

1.	Name: ____________________________________________________________________________

2.	Residence Address & Telephone No: _____________________________________________________

3.	Mailing Address: ____________________________________________________________________

3a.	Email Address:______________________________________________________________________

4.	Employer and Position: _______________________________________________________________

5.	Business Address & Telephone No: ______________________________________________________

6.	Business or Professional Education & Degree: ______________________________________________

7.	Prior Investments of Purchaser:

Amount (Cumulative) $ ______________________ (initial appropriate category below):

Capital Stock:	☐ None (Initial)	☐ Up to $50,000 (Initial)	☐ $50,000 to $250,000 (Initial)	☐ Over $250,000 (Initial)

Bonds:	☐ None (Initial)	☐ Up to $50,000 (Initial)	☐ $50,000 to $250,000 (Initial)	☐ Over $250,000 (Initial)

Other:	☐ None (Initial)	☐ Up to $50,000 (Initial)	☐ $50,000 to $250,000 (Initial)	☐ Over $250,000 (Initial)

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8.	Based on the definition of an "Accredited Investor" which appears below, I am an Accredited Investor:

☐ Yes ☐ No

(initial appropriate category)

I understand that the representations contained in this section are made for the purpose of qualifying me as an accredited investor as the term is defined by the Securities and Exchange Commission for the purpose of selling securities to me. I hereby represent that the statement or statements initialed below are true and correct in all respects. I am an Accredited Investor because I fall within one of the following categories (initial appropriate category):

☐	A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his purchase exceeds $1,000,000, not including the value of the person's primary residence;

☐	A natural person who had an individual income in excess of $200,000 in each of the two most recent years and who reasonably expects an income in excess of $200,000 in the current year;

☐	My spouse and I have had joint income for the most two recent years in excess of $300,000 and we expect our joint income to be in excess of $300,000 for the current year;

☐

Any organization described in Section 501(c)(3) of the Internal Revenue Code, or any corporation, Massachusetts Business Trust or Fund not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

☐

A bank as defined in Section 3(a)(2) of the Securities Act whether acting in its individual or fiduciary capacity; insurance company as defined in Section 2(12) of the Securities Act, investment company registered under the Investment Company Act of 1940 or a business development company as defined in Section 2(1)(48) of that Act; or Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

☐	A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

☐

An employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, if the investment decision is to be made by a plan fiduciary, as defined in Section 3(21) of such Act, which is either a bank, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000;

☐	An entity in which all of the equity owners are Accredited Investors under the above paragraph.

9.	Financial Information:

(a)	My net worth (not including the value of my primary residence) is

$_________________

(b)	My gross annual income during the preceding two years was:

$_________________ (2014)

$_________________ (2015)

(c)	My anticipated gross annual income in 2016 is $ _______________.

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(d) (1) (initial here) ☐ I have such knowledge and experience in financial, tax and business matters that I am capable of utilizing the information made available to me in connection with the offering of the Shares to evaluate the merits and risks of an investment in the Shares, and to make an informed investment decision with respect to the Shares. I do not desire to utilize a Purchaser Representative in connection with evaluating such merits and risks. I understand, however, that the Company may request that I use a Purchaser Representative.

(2) (initial here) ☐ I intend to use the services of the following named person(s) as Purchaser Representative(s) in connection with evaluating the merits and risks of an investment in the Shares and hereby appoint such person(s) to act as my Purchaser Representative(s) in connection with my proposed purchase of Shares.

List name(s) of Purchaser Representative(s), if applicable. __________________________________

10.	Except as indicated below, any purchases of the Shares will be solely for my account, and not for the account of any other person or with a view to any resale or distribution thereof.

11.

I represent to you that the information contained herein is complete and accurate and may be relied upon by you. I understand that a false representation may constitute a violation of law, and that any person who suffers damage as a result of a false representation may have a claim against me for damages. I will notify you immediately of any material change in any of such information occurring prior to the closing of the purchase of Shares, if any, by me.

Name (Please Print): __________________________________________________________________

Signature __________________________________________________________________________

Telephone Number ___________________________________________________________________

Social Security or Tax I.D. Number _______________________________________________________

Executed at: ________________________________________________ on this ________ day of _________________________________, 20________

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